UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 0-27857
CUSIP NUMBER: 30229D 10 3

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Franklin Wireless Corp.
Full Name of Registrant

N/A
Former Name if Applicable

5440 Morehouse Drive, Suite 1000
Address of Principal Executive Office (Street and Number)

San Diego, CA 92121
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file the report by the due date because it was unable to complete its financial statements in a timely manner without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert J. Zepfel	(949)	706-6000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been audited or otherwise reviewed by the Company’s independent auditors.  The Company’s final, audited results of operations could be materially different from the unaudited preliminary results of operations set forth below.

The Company’s net sales for the year ended June 30, 2010 are expected to be approximately $100 million, as compared to net sales for the year ended June 30, 2009 of approximately $24 million. The increase in sales is due to increased demand for the Company’s dual-mode (3G and 4G) wireless USB modems.

Cautionary Statements

This Form includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding the Company and its business that are not historical facts and are indicated by words such as “anticipates,” “expected,” “plans,” “believes” and similar terms.  Such forward looking statements involve risks and uncertainties including, in particular, whether or not the final audited financial results for the year ended June 30, 2010 will be consistent with the preliminary information summarized in this Form.  In addition, investors should also review the factors contained in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended June 30, 2009.

Franklin Wireless Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 28, 2010	By:	/s/ OC Kim
		Name:	OC Kim
		Title:	Chief Executive Officer